# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

***Name of issuer***
Overpowered Inc.

***Legal status of issuer***

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Louisiana

> ***Date of organization***
> March 2, 2026

***Physical address of issuer***
2606 Brierfield Drive, Monroe, LA 71201

***Website of issuer***
overpower.vc

***Name of intermediary through which the Offering will be conducted***
Timestamp Portal LLC

***CIK number of intermediary***
0001994829

***SEC file number of intermediary***
007-00456

*CRD number, if applicable, of intermediary*
329474

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering*
A cash success fee equal to 8% of the amount raised in the Offering.

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*
Securities in an amount equal to 2% of the total Securities sold in the Offering.

*Name of qualified third party "Escrow Agent" which the Offering will utilize*
BitGo Bank & Trust, National Association

*Type of security offered*
Units of SAFE (Simple Agreement for Future Equity)

*Target number of Securities to be offered*
25,000

*Price (or method for determining price)*
$1.00

*Target offering amount*
$25,000.00

*Oversubscriptions accepted:*
☑ Yes
☐ No

*Oversubscriptions will be allocated:*
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

*Maximum offering amount (if different from target offering amount)*
$1,235,000.00

*Deadline to reach the target offering amount*
November 30, 2026

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
3

|  | Most recent fiscal year-end (as of inception 3/02/26) | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $0.00 | N/A |
| **Cash & Cash Equivalents** | $0.00 | N/A |
| **Accounts Receivable** | $0.00 | N/A |
| **Short-term Debt** | $0.00 | N/A |
| **Long-term Debt** | $0.00 | N/A |
| **Revenues/Sales** | $0.00 | N/A |
| **Cost of Goods Sold** | $0.00 | N/A |
| **Taxes Paid** | $0.00 | N/A |
| **Net Income** | $0.00 | N/A |

***The jurisdictions in which the issuer intends to offer the Securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**June 1, 2026**

**FORM C**

**Up to $1,235,000.00**

**Overpowered Inc.**



**Units of SAFE (Simple Agreement for Future Equity)**

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Overpowered Inc., a Louisiana Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,235,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*".  In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion.  The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Timestamp Portal LLC (the "Intermediary"). The Intermediary will be entitled to receive a cash success fee equal to 8% of the amount raised in the Offering and securities in an amount equal to 2% of the total Securities sold in this Offering.

| | Price to Investors | Service Fees and Commissions (1) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount** | $500.00 | $40.00 | $460.00 |
| **Aggregate Minimum Offering Amount** | $25,000.00 | $2,000.00 | $23,000.00 |
| **Aggregate Maximum Offering Amount** | $1,235,000.00 | $98,800.00 | $1,136,200.00 |

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) The Intermediary will also receive securities in an amount equal to 2% of the total Securities sold in the Offering.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at overpower.vc no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is June 1, 2026.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION

CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

## NOTICE REGARDING ESCROW AGENT

BITGO BANK AND TRUST, NATIONAL ASSOCIATION, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

*Forward Looking Statement Disclosure*

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## Table of Contents

**ONGOING REPORTING**

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: overpower.vc

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

## About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Overpowered Inc. (the "Company") is a Louisiana Corporation, formed on March 2, 2026.

The Company is located at 2606 Brierfield Drive, Monroe, LA 71201.

The Company's website is overpower.vc.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

## The Business

The Company plans to earn revenue through the licensing of AI enterprise software tools for game development, licensing of intellectual property (including narrative content and game mechanics), and eCommerce sales of eBooks and audiobooks. The Company will leverage a combination of proprietary and third-party AI technologies to accelerate development and lower associated production costs.

## The Offering

| | |
|---|---|
| **Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered** | 25,000 |
| **Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)** | 25,000 |
| **Maximum amount of Units of SAFE (Simple Agreement for Future Equity)** | 1,235,000 |
| **Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)** | 1,235,000 |
| **Purchase price per Security** | $1.00 |
| **Minimum investment amount per investor** | $500.00 |
| **Offering deadline** | November 30, 2026 |
| **Use of proceeds** | See the description of the use of proceeds on page 22 hereof. |
| **Voting Rights** | See the description of the voting rights on page 30 hereof. |

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

## RISK FACTORS

### Risks Related to the Company's Business and Industry

*We were incorporated in March 2026. Our business model currently focuses on completing the development of our StudioOS AI technology platform, executing closed B2B pilots, and launching our initial B2C transmedia properties. We will receive initial revenue upon the*

11

*launch of our IP Discovery Engine, but this is not an immediate replacement for investment capital. If we do not successfully execute our 6-month development roadmap, our business could fail.*

*AI Copyright & IP Adjudication Risk: Our business model relies on the generation of intellectual property utilizing advanced Artificial Intelligence (AI) workflows.*
The legal landscape surrounding the copyrightability of AI-assisted works is currently evolving and uncertain. If the U.S. Copyright Office or international equivalents rule that our specific AI-assisted transmedia properties cannot be copyrighted, our ability to exclusively monetize, license, or protect our intellectual property could be severely diminished, materially affecting our valuation and revenue.

*GPU Hardware Supply Chain Risk: Our accelerated development roadmap relies on a 'local-first' hardware strategy utilizing specialized, high-performance Graphical Processing Units (GPUs) for AI inference.*
The global supply chain for advanced GPUs is highly volatile and subject to intense demand, geopolitical trade restrictions, and price fluctuations. An inability to procure this necessary hardware in a timely or cost-effective manner could severely delay our product roadmap.

*We rely on third-party APIs and software components.*
Our ability to provide our applications depends on technology owned by third parties (e.g., foundational AI models). These third parties may become unable to or refuse to continue providing these services on commercially reasonable terms. If we fail to replace these technologies, our operating results could be harmed.

*We rely heavily on our proprietary technology and intellectual property.*
Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or violate our intellectual property rights. Effectively policing unauthorized use is costly. Furthermore, we face the risk of piracy of our digital media and game content, which could decrease our retail revenues.

*We could be negatively impacted by intellectual property infringement claims.*
Given the nature of Generative AI and software development, we may face litigation regarding patent or copyright infringement. Regardless of the merit of these claims, litigation is expensive, time-consuming, and could force us to pay substantial damages or alter our technology.

*All our lines of business are newly introduced.*
Because we operate at the intersection of Enterprise infrastructure and transmedia publishing, there are substantial risks that these markets may not fully accept our products. Our timetables for introduction may not be achieved, and profitability targets may prove unfeasible.

*The development and commercialization of our products is highly competitive.*
We face competition from major, established game studios, trade publishers, and emerging AI technology companies with significantly greater financial and technical resources. Industry

consolidation could result in larger competitors out-pricing or out-marketing us, reducing our revenue and market share.

### *We must rapidly adapt to technological change.*

The AI and gaming industries change frequently. Shortened product life cycles require a high level of innovation. If our products cannot effectively interface with the software products of other companies (such as industry-standard game engines), our business will be negatively affected.

### *Demand for our B2C products is tied to general economic conditions.*

A portion of our revenue is derived from discretionary spending by consumers (games, literature, subscriptions). Declines in economic conditions may adversely impact our retail financial results.

### *Security breaches could compromise sensitive AAA studio data.*

We process and store proprietary business information, including intellectual property from our B2B Enterprise clients. A cyber-attack, hack, or breach of our zero-retention closed-loop systems could result in catastrophic reputational damage, legal liability, and the loss of our Enterprise customer base.

### *We may face difficulties in obtaining future capital.*

The amount of capital we are attempting to raise in this Offering is intended to fund a specific 6-month roadmap. To achieve long-term goals, we will require Series A funding. There is no guarantee we will be able to raise subsequent funds on acceptable terms. If we cannot, we may be forced to cease operations.

### *We have not prepared audited financial statements.*

Because we are a newly formed, pre-revenue company raising under Regulation Crowdfunding limits, you have no audited financial information regarding the Company's capitalization or assets on which to make your investment decision.

### *Our success depends on key executive personnel.*

We are highly dependent on our founders: Daniel DeKerlegand (CTO) and Patrick Mills (CEO). The loss of any of these individuals could severely harm our business.

### *We do not maintain key man life insurance.*

We have not purchased insurance policies on our founders. If any founder dies or becomes disabled, the Company will not receive compensation to assist with their absence.

### *We lack the financial controls of public companies.*

We are not subject to Sarbanes-Oxley regulations and do not have the internal infrastructure to complete the financial attestation required of public companies.

### *We are subject to complex tax liabilities.*

In the ordinary course of business, we are subject to income, payroll, and sales taxes. Changes in tax laws or adverse determinations by tax auditors could have a negative effect on our financial position.

**Risks Related to the Securities**

***The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

***No Guarantee of Return on Investment***

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***A majority of the Company is owned by a small number of owners.***

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 70.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Louisiana law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

### *The Company has the right to extend the Offering deadline.*
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

### *The Company has the right to end the Offering early.*
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

### *There is no present market for the Securities, and we have arbitrarily set the price.*
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

### *Our organizational documents and Louisiana law contain provisions that could have the effect of delaying, preventing or rendering more difficult an acquisition of the Company if such acquisition is deemed undesirable by the Company's board of directors.*
Our organizational documents include provisions that could prevent or deter a potential sale or acquisition of the Company. In addition, these provisions, alone or together, could delay or prevent unsolicited takeovers and changes in control or changes in the Company's management. As a Louisiana corporation, the Company is also subject to provisions of Louisiana law, which prevents some shareholders holding more than 10% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of the Company's outstanding common stock. Any provision of our organizational documents or Louisiana law that has the effect of delaying or deterring a change in control could limit the opportunity for the Company's shareholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for the Company's common stock. Please see the section of this Form C entitled "The Offering and the Securities--The Securities" for more detailed information on these provisions.

### *Purchasers will not become equity holders until the Company decides to convert the Securities into Safe Shares or until an IPO or sale of the Company.*
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on if the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a

conversion and the Company elects to convert the Securities into Safe Shares. In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.***
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

***In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.***
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into Safe Shares, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

***Purchasers will be unable to declare the Security in "default" and demand repayment.***
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Securities may never convert.***
The Company may never receive a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***The Securities do not have a discount rate.***
The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at a price determined by reference to the applicable Valuation Cap. The Valuation Cap limits the price at which the Securities convert into equity, which may benefit Investors if the Company's valuation at the time of a future Equity Financing exceeds the applicable Valuation Cap. However, if the Company's valuation at the time of a future Equity

Financing is equal to or less than the applicable Valuation Cap, the Valuation Cap will provide no benefit and the Securities will convert at the price established by that future Equity Financing, regardless of the price of such future securities or the future valuation of the Company. Investors should refer to the "Other Material Terms" section of this Form C for the applicable Valuation Cap tiers.

*Investors must consider the valuation cap mechanics.*
In a liquidity event where the value of an Investor's stake is determined by the discount method or valuation cap, the Investor's return is heavily dependent on the ultimate valuation of the Company. Furthermore, the Company is issuing multiple classes of SAFEs; major investors may receive more favorable valuation caps than standard investors.

*The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.*
The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

*The Company has the right to conduct multiple "rolling" closings during The Offering.*
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

**BUSINESS**

**Description of the Business**

The Company plans to earn revenue through the licensing of AI enterprise software tools for game development, licensing of intellectual property (including narrative content and game mechanics), and eCommerce sales of eBooks and audiobooks. The Company will leverage a combination of proprietary and third-party AI technologies to accelerate development and lower associated production costs.

## Business Plan

### StudioOS Enterprise Licensing (B2B)

The Company's core technology, internally designated "StudioOS," is a proprietary multi-agent AI system designed to manage narrative timelines, balance in-game economies, and run automated market simulations. The Company licenses StudioOS to mid-market and AAA video game developers and publishers seeking to reduce development timelines and production costs. The platform operates using localized models and zero-data-retention APIs to maintain confidentiality of client IP. In connection with enterprise licensing, the Company also offers a native Small Language Model (SLM) for runtime integration into shipped games, licensed on a flat-fee basis.

The Company utilizes strategic offshore partnerships for physical game development. When an enterprise client licenses StudioOS, the Company may facilitate introductions to partnered international production studios, which may allow clients to leverage applicable government tax subsidies.

### IP Incubation and Digital Publishing (B2C)

The Company operates an internal digital publishing division that produces proprietary transmedia IP across targeted genre imprints. Content is produced using StudioOS and made available to consumers via a monthly digital subscription. This division serves the dual purpose of generating near-term subscription revenue and producing IP that the Company intends to license to third-party game studios and film and television producers for option fees and royalties.

### Use of Proceeds

The Company is seeking to raise a maximum of $1,235,000 to fund development and deployment of the StudioOS infrastructure across a six-month roadmap:

- **Months 1–2:** Procurement of localized inference hardware and finalization of core AI agent architecture; concurrent launch of initial B2C digital publishing content.
- **Months 3–4:** Integration of the Phygital API (NFC-to-digital content linking) and commencement of closed beta testing with select B2B pilot partners.
- **Months 5–6:** Expansion of B2B onboarding to regional and network development studios and scaling of the enterprise software pipeline.

### Technology and Legal Considerations

The Company operates in the generative AI sector, which presents specific technology and legal considerations. StudioOS features an automated chain-of-custody logging system that records human inputs, prompts, and editorial overrides to support claims of human authorship with the U.S. Copyright Office. The platform is architecturally model-agnostic, allowing the Company to reroute logic to alternative foundational models or proprietary SLMs in the event of third-party API cost increases or terms of service changes.

## History of the Business

### The Company's Products and/or Services

The Company is currently in development and has not yet commenced commercial operations.

The Company is developing the following products and services:
- StudioOS – an AI-based Enterprise platform intended for use by entertainment companies to support intellectual property (IP) discovery, development, and distribution/marketing.
- Internal IP – the Company plans to develop, license, sell, and co-development entertainment IP, primarily video game-related content for mobile, PC (including Steam), and console sales. The Company currently has a pipeline of projects under development.
- Print / Graphic Media – The Company plans to offer direct-to-consumer digital content, including eBooks and audioBooks, through a series of branded imprints. These products are intended to support development and commercialization of the Company's broader IP portfolio.
- Physical Products – The Company plans to offer physical goods, such as toys and cards, associated with digital products.

### Distribution

The Company is currently in development and does not have active distribution channels.

Upon commercialization, the Company expects to distribute its products through a combination of third-party platforms and direct-to-consumer channels, including:

- Digital marketplaces such as Amazon (for eBooks), audiobook platforms (e.g., Audible), mobile application stores (Apple and Android), PC gaming platforms (e.g., Steam), and console marketplaces.
- Direct-to-consumer eCommerce channels, including potential subscription offerings for digital content.
- Physical products may be distributed in connection with digital offerings.

The Company expects to initiate product distribution through pilot programs with a limited number of studios, with the intention of expanding to broader commercial licensing following initial development and testing.

Marketing channels may include a combination of digital platforms and social media, depending on the target audience for each product offering.

### Competition

The Company is not aware of any single competitor offering the exact combination of products and services. However, the Company expects to face competition from a range of established and emerging companies across the various segments in which it intends to operate.

These competitors include, but are not limited to:

- Companies developing AI-based tools for software or game development, including those utilizing predictive analytics or AI-assisted coding;
- Game development studios and publishers producing and commercializing video game content;
- Digital media publishers producing eBooks, audiobooks, and related content; and
- Technology companies offering software platforms or services that support content creation, distribution, or monetization.

The Company is currently in development and has not generated revenue and therefore does not currently have market share.

The Company intends to compete based on factors such as cost efficiency, speed of development, and the ability to support content creation and commercialization through its technology platform. However, there can be no assurance that the Company will be able to compete effectively against existing or future competitors, many of which may have greater financial, technical, and marketing resources.

**Supply Chain and Customer Base**

The Company's primary inputs consist of internally developed intellectual property and software. The Company also expects to utilize third-party vendors and service providers, including providers of artificial intelligence and software tools, in connection with the development and operation of its platform. The Company's systems are designed to be compatible with multiple third-party technologies.

The Company has not yet commenced commercial operations and currently has no customers.

The Company expects its prospective customers to include:
1. Individual consumers purchasing digital content, such as eBooks, audiobooks, and video games;
2. Independent and mid-sized (AA) video game studios seeking intellectual property licenses and access to the Company's enterprise AI platform;
3. Large (AAA) video game studios seeking intellectual property licenses, co-development opportunities, or enterprise AI platform access; and
4. Film and television production companies seeking intellectual property development opportunities and limited use of the Company's platform.

The Company notes that certain industries, such as film and television, may be subject to regulatory or contractual limitations regarding the use of artificial intelligence.

**Intellectual Property**

The Company's business is dependent on a combination of trade secrets, proprietary technology, licensed technology, and creative intellectual property.

The Company's primary intellectual property strategy is to protect its proprietary workflows, processes, and software as trade secrets. These include internally developed artificial intelligence workflows and related systems.

The Company intends to register copyrights for creative works, including written content, software, and related materials, as such works are completed.

The Company expects to enter into a license agreement for certain small language model (SLM) technology from a third-party provider, NOLA AI, pursuant to a signed letter of intent. There can be no assurance that a definitive agreement will be completed on the terms currently contemplated or at all.

In addition, the Company expects to receive contributions of intellectual property from its founders in connection with the completion of this offering, including:
- Artificial intelligence code related to game development and in-game functionality;
- Artificial intelligence workflows and code related to intellectual property discovery, marketing processes, and online community management; and
- Existing creative intellectual property, including completed manuscripts, game design documentation, character libraries, concept artwork, musical compositions, and related world-building materials.

There can be no assurance that the Company will be able to adequately protect its intellectual property or that such intellectual property will not be independently developed by others.

**Governmental/Regulatory Approval and Compliance**

The Company is not currently dependent on any material governmental or regulatory approvals to conduct its business as presently contemplated.

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change. Additionally, the Federal Communications Commission (the "FCC") regulates cable television and satellite operators and telecommunication providers, which could affect our networks indirectly.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Other**

The Company's principal address is 2606 Brierfield Drive, Monroe, LA 71201.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

**USE OF PROCEEDS**

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 8.00% | $2,000 | 8.00% | $98,800 |
| Campaign marketing expenses or related reimbursement | 92.00% | $23,000 | 10.93% | $135,000 |
| General Marketing | 0.00% | $0 | 12.15% | $150,000 |
| Research and Development | 0.00% | $0 | 23.08% | $285,000 |
| Equipment Purchases | 0.00% | $0 | 13.77% | $170,000 |
| Future Wages | 0.00% | $0 | 25.47% | $314,500 |
| General Working Capital | 0.00% | $0 | 6.62% | $81,700 |
| **Total** | **100.00%** | **$25,000** | **100.00%** | **$1,235,000** |

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company reserves the right to alter the use of proceeds based on changes in the business and economic environment, unexpected market opportunities, shifts in strategic priorities, or the specific timeline of product development. The executive management team holds absolute discretion over the final allocation of all raised capital to ensure the highest potential return on investment and survival of the enterprise.

**DIRECTORS, OFFICERS AND EMPLOYEES**

**Directors and Officers**

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Patrick Alexander S. Mills

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

President, Chief Executive Officer, and Director (March 2, 2026 – Present)

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Mr. Mills is a business owner and angel investor. His recent experience includes:

Managing Partner, Minerva Capital Limited Partnership (January 2023 – Present):
- Oversees management of portfolio companies
- Evaluates and appraises investment opportunities, primarily in early-stage companies

Overpowered Inc. (2024 – Present):
- Conducts market research and industry analysis
- Establishes relationships with industry participants, including company executives and investors
- Contributes to development of the Company's technology platform alongside its co-founder and Chief Technology Officer

Prior Experience (Pre-2023):
- Involved in defense consulting and innovation initiatives
- Assisted early-stage technology companies with government contracts (including SBIR/STTR programs)
- Worked across multiple technology areas, including artificial intelligence
- Served in a cybersecurity leadership role in connection with such contracts

***Education***

B.S., Business Economics, Louisiana Tech University (2003)
J.D., University of Illinois College of Law (2009)
LL.M., Law and Entrepreneurship, Duke University School of Law (2012)
Admitted to the Illinois Bar (No. 6302059)

***Name***

Daniel DeKerlegand

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Chief Technology Officer and Director (March 2, 2026- Present)

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Mr. Dekerlegand's recent experience includes:

Director of Artificial Intelligence, Evolve Media AI (June 2021- Present)

- Leads development and implementation of artificial intelligence initiatives
- Oversees AL-related strategy and technical execution

## *Education*

Ph.D., Computer Science (Gaming AI), University of New Orleans (May 2026)
M.S., Computer Science, University of New Orleans (June 2018)
M.F.A., Creative Writing, University of Arizona (May 2013)
B.A., English Language and Literature, University of New Orleans (December 2010)
B.A., Film/Cinema/Video Studios, University of New Orleans (December 2010)

## *Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Louisiana law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## Employees

The Company currently has 3 employees in Louisiana.

## CAPITALIZATION AND OWNERSHIP

## Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Common Stock |
|---|---|
| Amount authorized | 10,000,000 |
| Amount outstanding | 7,000,000 |
| Voting Rights | One vote per share. |
| Anti-Dilution Rights | None. |
| How this Security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF | The securities into which the SAFEs convert will be diluted if/when the Company issues new shares of Common Stock |
| Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities). | 100.0% |
| Other Material Terms or information. | Other as described in this Form C, there are no differences between the Securities issued pursuant to Regulation CF and each other class of securities of the Company |

As of the date of this Offering, the Company has no outstanding indebtedness.

The Company has not conducted any offerings, exempt or not, in the past 3 years.

*Valuation*

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

## Ownership

A majority of the Company is owned by a few people. Those people are Patrick Mills and Daniel DeKerlegand.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|---|---|
| Patrick Mills | 50.0% |
| Daniel DeKerlegand | 50.0% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

The Company is a pre-revenue company. Its current expenses consist primarily of limited operating costs, including software subscriptions and founder time.

Following the completion of this Offering, the Company expects its primary expenses to include personnel, software and artificial intelligence-related subscriptions, hardware, and marketing.

The Company does not currently generate revenue and expects to begin generating revenue following the development and initial launch of its platform and related products.

The Company's planned operational milestones include:
- Hiring additional development personnel;
- Completing the initial build of the StudioOS Enterprise AI platform;
- Launching components of its platform, including tools intended to support intellectual property development and related digital content;
- Developing initial products to demonstrate platform capabilities;
- Conducting pilot programs with a limited number of initial users to test and refine the platform; and
- Expanding such pilot programs and transitioning to paid engagements.

The Company may pursue additional financing and expand its team and operations as development progresses. There can be no assurance that the Company will achieve profitability within any timeframe.

**Liquidity and Capital Resources**

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $0 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

**Material Changes and Other Information**
None.

**Trends and Uncertainties**

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering up to 1,235,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $1,235,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 30, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,235,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with BitGo Bank & Trust, National Association until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $25,000.00 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21-days after the time the Offering was opened, all investors receive notice at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment), that an Intermediate Close will occur and funds will be released to the Company Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through Timestamp Portal LLC, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

### *Commission/Fees*
A cash success fee equal to 8% of the amount raised in the Offering.

### *Stock, Warrants and Other Compensation*
Securities in an amount equal to 2% of the total Securities sold in the Offering.

### *Transfer Agent and Registrar*
The Company will act as transfer agent and registrar for the Securities.

### The Securities
We request that you please review our organizational documents and the SAFE instrument in conjunction with the following summary information.

### Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0 per share, of which 7,000,000 common shares will be issued and outstanding and 800,000 reserved under an Employee Stock Option Plan.

### Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

### Dividends
The Securities do not entitle the Investors to any dividends.

### Conversion

If an Equity Financing occurs before the SAFE terminates, the SAFE will automatically convert into the number of shares of the same class and Series of Capital Stock issued to the investor in the Equity Financing equal to the Purchase Amount divided by the Safe Price.

"Equity Financing" means a *bona fide* transaction or series of transactions pursuant to which the Company raises at least $1,000,000 through the sale of Shares at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"Safe Price" means the price per share equal to the Valuation Cap divided by the Company Capitalization, calculated immediately prior to the initial closing of the Equity Financing.

The Valuation Cap will be determined in accordance with the "Other Material Terms and Investment Perks" section of this Form C.

### *Conversion Terms Upon a Liquidity Event*

If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount"), or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

"Liquidity Event" means a Change of Control, a Direct Listing, or an Initial Public Offering.

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Direct Listing" means the Company's initial listing of its Common Stock (other than Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

### Dissolution

If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

A "Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Liquidation Priority" means the Investor's right to receive its Conversion Amount is on par with the Company's other SAFEs and/or holders of Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis.

## Termination

This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Shares to the Investor pursuant to the automatic conversion of this SAFE under Equity Financing or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to a Liquidity Event or Dissolution Event.

## Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place, but the Company's Bylaws govern voting rights of shareholders.

The Company does not have any shareholder/equity holder agreements in place.

## Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

## *Anti-Takeover Effects of Louisiana Law and the Company's Organizational Documents*

The Company's organizational documents contain provisions that may delay, defer or discourage another party from acquiring control of us. These provisions, which are summarized below, will discourage certain takeover practices or inadequate takeover bids. They are also intended to encourage persons seeking to acquire control of the Company to negotiate with the board of directors. However, these provisions also have the effect of discouraging transactions that some shareholders may consider favorable.

## *Meetings of Shareholders*

The Company's organizational documents provide that special meetings of shareholders may be called by the Board of Directors, the Chairperson of the Board, the Chief Executive Officer, or the holders of a majority of the outstanding shares entitled to vote. The organizational documents also provide that written notice of meetings must specify the place, date, and time of the meeting. These provisions may have the effect of delaying or discouraging changes in control or management of the Company.

The Company's organizational documents do not establish advance notice procedures with respect to shareholder proposals or the nomination of candidates for election as directors beyond applicable law. In addition, the organizational documents provide that the business and affairs of the Company are managed by or under the direction of the Board of Directors. These provisions may have the effect of discouraging a potential acquirer from attempting to obtain control of the Company.

### Supermajority Provisions

Louisiana law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a greater percentage is required by the certificate of incorporation or by-laws.

The Company's organizational documents provide those certain significant actions, including material changes to the Company's business and dissolution or liquidation of the Company, require the approval of at least sixty-six and two-thirds percent (66 2/3%) of the Board of Directors. These provisions may have the effect of delaying or discouraging changes in control or management of the Company.

### Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

### Other Material Terms

- The Company does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

**Early Bird Terms (for investments made within the first eight weeks of the Offering):**

| Investment Amount | Valuation Cap |
|---|---|
| $500 - $4,999.99 | $9,000,000 |
| $5,000 - $24,999.99 | $8,500,000 |
| $25,000 - $99,999.99 | $8,000,000 |
| $100,000 - $249,999.99 | $7,500,000 |
| $250,000+ | $7,000,000 |

**Standard Terms (for investments made after the first eight weeks of the Offering):**

| Investment Amount | Valuation Cap |
|---|---|
| $500 - $4,999.99 | $10,000,000 |
| $5,000 - $24,999.99 | $9,500,000 |
| $25,000 - $99,999.99 | $9,000,000 |
| $100,000 - $249,999.99 | $8,500,000 |
| $250,000+ | $8,000,000 |

All other material terms of the SAFE remain the same regardless of investment size or timing

**TAX MATTERS**

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR**

**COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

### *Intellectual Property*

| | |
|---|---|
| **Related Person/Entity** | Patrick Mills & Daniel Dekerlegand |
| **Relationship to the Company** | Founders / Officers |
| **Total amount of money involved** | $0.00 |
| **Benefits or compensation received by related person** | Issuance of common stock. |
| **Benefits or compensation received by Company** | Assignment of IP (contingent to this raise succeeding). |
| **Description of the transaction** | Both CEO & CTO have executed an IP Assignment Agreement, granting Overpowered Inc. the commercial rights to utilize, adapt, and monetize pre-existing intellectual property. |

### Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## OTHER INFORMATION

### Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Patrick Alexander S. Mills
_____
(Signature)

Patrick Alexander S. Mills
_____
(Name)

President / CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Patrick Alexander S. Mills
_____
(Signature)

Patrick Alexander S. Mills
_____
(Name)

President / CEO
_____
(Title)

_____
(Date)

/s/Daniel DeKerlegand

_____
(Signature)

Daniel DeKerlegand
_____
(Name)

CTO / Board Director
_____
(Title)


_____
(Date)


*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBITS**

| | |
|---|---|
| Exhibit A | Financial Statements |
| Exhibit B | SAFE |
| Exhibit C | Subscription Agreement |
| Exhibit D | Offering Page |
| Exhibit E | Video Transcript |

**EXHIBIT A**

*Financial Statements*

**Overpowered Inc.** (the "Company") a Louisiana Corporation

Statement of Financial Position (unaudited) and
Independent Accountant's Review Report

As of inception – March 2nd, 2026



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
Overpowered Inc.

We have reviewed the accompanying statement of financial position as of March 2nd, 2026 and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of financial position in order for it to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 15, 2026
Vincenzo Mongio

**Statement of Financial Position**

| | As of March 2nd, 2026 (inception) |
|---|---|
| ASSETS | |
| TOTAL ASSETS | - |
| | |
| LIABILITIES AND EQUITY | |
| TOTAL LIABILITIES | - |
| EQUITY | - |
| TOTAL LIABILITIES AND EQUITY | - |

**Overpowered Inc.**
**Notes to the Unaudited Statement of Financial Position**
**March 2[nd], 2026 (inception)**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Overpowered Inc. ("the Company") was formed in Louisiana on March 2, 2026. The Company plans to earn revenue through license of AI SaaS tools for game development, license of IP (narrative / game mechanics), and eCommerce sales of eBooks/Audiobooks, leveraging proprietary & external AI technology to accelerate development and lower production costs associated with same. The Company's headquarters will be in New Orleans, Louisiana. The Company's customers will be located across the globe.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

## Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

## Equity based compensation

The Company does not currently have an equity-based compensation plan.

## Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

## Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

## NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

**NOTE 5 – DEBT**

None.

**NOTE 6 – EQUITY**

The Company has authorized 10,000,000 shares of common stock at no stated par value. No shares were issued or outstanding as of March 2nd, 2026.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to March 2nd, 2026, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 15, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

**NOTE 8 – GOING CONCERN**

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

**EXHIBIT B**

*SAFE*

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

# OVERPOWERED INC.

## SIMPLE AGREEMENT FOR FUTURE EQUITY

This Simple Agreement for Future Equity (this "SAFE") has been granted by Overpowered Inc., a Louisiana corporation (the "Company") to _______________ (the "Investor") in exchange for payment by the Investor of $_______________ (the "Purchase Amount") pursuant to an Investment Agreement between the Company and the Investor.

The "**Valuation Cap**" is determined pursuant to Section 2.24.

See Section 2 for certain additional defined terms.

1. **Events**.

1.1. **Equity Financing**.

1.1.1. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of the same class and series of Capital Stock issued to the investors in the Equity Financing equal to the Purchase Amount divided by the Safe Price. For clarity, the Safe Price equals the Valuation Cap divided by the Company Capitalization, calculated immediately prior to the initial closing of the Equity Financing.

1.1.2. In connection with the automatic conversion of this SAFE into Safe Shares, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Shares, with appropriate variations for the Safe Shares if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

1.2. **Liquidity Event.**

1.2.1. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in section 1.4) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount"), or (ii) the amount payable on the number of shares of Common Stock equal to the

Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

1.2.2.    Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (i) does not reduce the total Proceeds payable to such Investor and (ii) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under section 1.4.

1.3.    **Dissolution Event**. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in section 1.4 below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

1.4.    **Liquidation Priority**. The Investor's right to receive its Conversion Amount is on par with the Company's other Safes and/or holders of Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis.

1.5.    **Termination**. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Shares to the Investor pursuant to the automatic conversion of this SAFE under section 1.1; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to section 1.2 or section 1.3.

1.6.    **No Interest**; No Maturity Date. This SAFE does not accrue and has no maturity date. The Investor acknowledges and agrees that this instrument is not a debt obligation, and the Company is not required to repay the Purchase Amount except as expressly provided in this SAFE.

2. **Definitions**.

2.1. "Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

2.2. "Common Stock" means the Company's common stock.

2.3. "Company Capitalization" means the sum, as of immediately prior to the initial closing of the Equity Financing, of: (i) all shares of Capital Stock issued and outstanding; (ii) all (A) issued and outstanding Options and (B) Promised Options; and (iii) the Unissued Option Pool, as increased immediately prior to the initial closing of the Equity Financing. For the avoidance of doubt, Company Capitalization excludes all Safes and other convertible securities.

2.4. "Converting Securities" includes this SAFE and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into Shares.

2.5. "Direct Listing" means the Company's initial listing of its Common Stock (other than Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

2.6. "Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

2.7. "Dividend Amount" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (i) the Purchase Amount divided by (i) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

2.8. "Equity Financing" means a *bona fide* transaction or series of transactions pursuant to which the Company raises at least $1,000,000.00 through the sale of Shares at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

2.9.    "Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

2.10.    "Liquidity Capitalization" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis) (i) includes all Shares issued and outstanding; (ii) includes all (A) issued and outstanding Options, and (B) to the extent receiving Proceeds, Promised Options; (iii) includes all Converting Securities, other than any Safes and other convertible securities (including without limitation Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and (iv) excludes the Unissued Option Pool.

2.11.    "Liquidity Event" means a Change of Control, a Direct Listing, or an Initial Public Offering.

2.12.    "Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

2.13.    "Options" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

2.14.    "Preferred Stock" means any series of the Company's preferred stock.

2.15.    "Proceeds" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

2.16.    "Promised Options" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Shares' price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

2.17.    "Safe" means an instrument containing a future right to shares, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this SAFE" mean this specific instrument.

2.18.    "Safe Price" means the price per share equal to the Valuation Cap divided by the Company Capitalization, calculated immediately prior to the initial closing of the Equity Financing.

2.19.    "Safe Shares" means the shares of the same class and series of Capital Stock issued in the Equity Financing, issued to the Investor at a price per share equal to the Safe Price, and otherwise having the same rights, privileges, preferences, and restrictions as the Standard Shares.

2.20.  "Standard Shares" means the type and class of Shares issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

2.21.  "Subsequent Convertible Securities" means convertible securities that the Company may issue after the issuance of this instrument with the principal purpose of raising capital, including but not limited to, other Safes, convertible debt instruments and other convertible securities. "Subsequent Convertible Securities" excludes (i) options issued pursuant to any equity incentive or similar plan of the Company; (ii) convertible securities issued or issuable to (A) banks, equipment lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing or commercial leasing or (B) suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions; and (iii) convertible securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships.

2.22.  "Shares" means the capital stock of the Company.

2.23.  "Unissued Option Pool" means all Units that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

2.24.  "Valuation Cap" means the valuation cap applicable to this SAFE as determined pursuant to the Investment Tier Schedule attached hereto as Exhibit A, based on (i) the Investor's Purchase Amount and (ii) the timing of the Investor's investment. This is a post-money SAFE. The Valuation Cap applies on a post-money basis. The conversion of this SAFE pursuant to Section 1.1 and the calculation of the Liquidity Price are based on the Company Capitalization calculated immediately prior to the initial closing of the Equity Financing.

3.  **No Rights as a Stockholder**. The Investor is not entitled, as a holder of this SAFE, to vote or be deemed a holder of shares for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in section 1. However, if the Company pays a dividend on outstanding Common Stock (that is not payable in Common Stock) while this SAFE is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

4.  **Restriction on Transfer**. The Investor may not transfer this SAFE or any interest in this SAFE, with or without consideration, except as expressly permitted under Rule 501 of Regulation CF and applicable state securities laws. During the one-year period beginning from the date of issuance of this SAFE, transfers are permitted only in the following circumstances: (i) to the Company; (ii) to an accredited investor; (iii) as part of a registered offering; (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor; or (v) as otherwise permitted by Regulation CF. After the expiration of the one-year period, and subject to applicable securities laws, the Investor may not transfer this SAFE or any interest therein without the prior written consent of the Company, which

may be withheld in the Company's sole discretion, except for: (a) transfers to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability (if the Investor is an individual), or (b) transfers to any entity that directly or indirectly controls, is controlled by, or is under common control with the Investor, including any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.

5.    **First Right of Refusal**.

5.1.    **In General**. In the event the Investor receives an offer from a third party to acquire all or a portion of his, her, or its SAFE, then he, she, or it shall notify the Company, specifying the portion of the SAFE to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Investor whether the Company or a person designated by the Company elects to purchase the SAFE on the terms set forth in the Sales Notice.

5.2.    **Special Rules.** The following rules shall apply for purposes of this section:

5.2.1.    If the Company elects not to purchase the SAFE or fails to respond to the Sales Notice within the thirty (30) day period described above, the Investor may proceed with the sale to the proposed purchaser, subject to section 4.

5.2.2.    If the Company elects to purchase the SAFE, it shall do so within thirty (30) days.

5.2.3.    If the Company elects not to purchase the SAFE, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Investor and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Investor and the purchaser shall be treated as a new offer and shall again be subject to this section.

5.2.4.    If the Company elects to purchase the SAFE in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Investor and the proposed purchaser. Thus, for example, if the Investor and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Company shall have the effect of a non-binding letter of intent with the Investor. Conversely, if the Investor and the purchaser have entered into a binding definitive agreement, the election of the Company shall have the effect of a binding definitive agreement. If the Investor and the Company are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

6.    **Application to Entities.** If the Investor is a Special Purpose Entity, the restrictions set forth in section 4 and section 5 shall apply to indirect transfers of shares of the Company's capital stock by transfers of equity interests in such entity (whether by transfer of an existing equity interest or

the issuance of new equity interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding shares of the Company's capital stock, and (ii) any entity if the purchase price of its shares of the Company's capital stock represents at least seventy percent (70%) of its capital.

7. **Miscellaneous**

7.1. **Amendment**. Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Valuation Cap" as this SAFE (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-Interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than fifty percent (50%) of the total Purchase Amount of all of such applicable group of Safes.

7.2. **Tax Treatment**. The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as equity, and not as debt, for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

7.3. **Notices**. Any notice or document required or permitted to be given under this SAFE may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company, to the email address of the Investor provided by the Investor in his, her, or its Investment Agreement, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

7.4. **Governing Law**. This SAFE shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. The Company and Investor hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware, (ii) agree that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agree that any such court shall have *in personam* jurisdiction over both parties, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

7.5. **Waiver of Jury Trial**. ANY CONTROVERSY THAT MAY ARISE UNDER THIS SAFE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, THE INVESTOR AND THE COMPANY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS SAFE.

7.6.     **Severability**. In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

7.7.     **Signatures**. This SAFE may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this SAFE.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned have caused this SAFE to be duly executed and delivered.

DATED: _____

**Overpowered Inc.**

_____
Signature

_____
Print Name

_____
Title

**INVESTOR**

_____
Signature

_____
Second Signature (for Joint Investments)

_____
Print Name(s)

_____
Title (for Entity Investor)

EXHIBIT A
INVESTMENT TIER SCHEDULE

The applicable Valuation Cap for this SAFE shall be determined based on the Investor's Purchase Amount and the timing of the investment, as set forth below:

**Early Bird Terms (for investments made within eight weeks of the Offering):**

| Investment Amount | Valuation Cap |
|---|---|
| $500 - $4,999.99 | $9,000,000 |
| $5,000 - $24,999.99 | $8,500,000 |
| $25,000 - $99,999.99 | $8,000,000 |
| $100,000 - $249,999.99 | $7,500,000 |
| $250,000+ | $7,000,000 |

**Standard Terms (for investments made after the first eight weeks of the Offering):**

| Investment Amount | Valuation Cap |
|---|---|
| $500 - $4,999.99 | $10,000,000 |
| $5,000 - $24,999.99 | $9,500,000 |
| $25,000 - $99,999.99 | $9,000,000 |
| $100,000 - $249,999.99 | $8,500,000 |
| $250,000+ | $8,000,000 |

All other material terms of the SAFE remain the same regardless of investment size or timing.

**EXHIBIT C**

*Subscription Agreement*

# OVERPOWERED INC.

## SUBSCRIPTION AGREEMENT

This is a Subscription Agreement, entered into on _____, by and between Overpowered Inc., a Louisiana Corporation (the "Company") and _____ ("Purchaser").

### Background

Purchaser wishes to purchase securities issued by the Company through Timestamp Portal LLC (the "Platform").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Subscription Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Platform. In this Subscription Agreement, we refer to the Form C and its attachments as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to the Purchaser using terms like "you" or "your."

2. **Purchase of SAFE**. Subject to the terms and conditions of this Subscription Agreement, the Company hereby agrees to sell to you, and you hereby agree to purchase from the Company, a Simple Agreement for Future Equity (the "SAFE") in the amount of _____.

3. **Right to Cancel**. Once you sign this Subscription Agreement, you have the right to cancel under certain conditions described in the Educational Materials on the Platform. For example, you generally have the right to cancel (i) up to 48 hours prior to the time the Company accepts your subscription and closes on your funds. If the Company conducts multiple or rolling closings, you will retain the right to cancel your investment commitment up to 48 hours prior to the closing in which your funds are scheduled to be accepted, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. We have the right to reject your subscription for any reason or for no reason, at our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your SAFE**. You will not receive a paper certificate representing your SAFE. Instead, your SAFE will be available electronically.

6. **Your Promises**. You promise that:

    6.1. **Accuracy of Information**. All the information you have given to us, whether in this Subscription Agreement, at the Platform, or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2. **Review of Information**. You have read and understand the Disclosure Document and all of its Exhibits, if any.

6.3. **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed in the Educational Materials on the Platform and in the Disclosure Document.

6.4. **Escrow Account**. You understand that your money might first be held in an escrow account in one or more FDIC-insured banks. If any of these banks became insolvent and the FDIC insurance is insufficient, your money could be lost.

6.5. **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6. **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7. **Your Legal Power to Sign and Invest**. You have the legal power to sign this Subscription Agreement and purchase the SAFE.

6.8. **No Government Approval**. You understand that no state or federal authority has reviewed this Subscription Agreement or the SAFE or made any finding relating to the value or fairness of the investment.

6.9. **No Transfer**. You understand that the transfer of the SAFE is restricted by contract. Also, securities laws limit transfer of the SAFE. Finally, there is currently no market for the SAFE, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the SAFE indefinitely.

6.10. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11. **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the SAFE.

6.12. **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13. **Acting On Your Own Behalf**. You are acting on your own behalf in purchasing the SAFE, not on behalf of anyone else.

6.14. **Investment Purpose**. You are purchasing the SAFE solely as an investment, not with an intent to re-sell or "distribute" any part of it.

6.15. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.    **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the SAFE.

6.17.    **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18.    **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.    **No Violations**. Your purchase of the SAFE will not violate any law or conflict with any contract to which you are a party.

6.20.    **Enforceability**. This Subscription Agreement is enforceable against you in accordance with its terms.

6.21.    **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Subscription Agreement and the Disclosure Document.

6.22.    **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.    **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.    **Non-U.S. Investors**. If you are not a citizen or permanent resident of the United States, you represent that neither the offering nor the sale of securities by the Company will violate any laws of the jurisdiction where you live, and that the Company is not required to register with or seek the consent of any governmental authority in such jurisdiction.

6.25.    **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1.    **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.2.    **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the SAFE was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26.    **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3. **Authorization**. The execution and delivery by Purchaser of this Subscription Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the SAFE, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

6.26.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Materials, this Subscription Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the SAFE was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the SAFE.

8. **Re-Purchase of SAFE**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your SAFE for the amount you paid for it.

9. **Governing Law**. Your relationship with us shall be governed by Delaware law, without taking into account principles of conflicts of law.

10. **Arbitration**.

10.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the SAFE, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the SAFE will be handled in the manner described in the SAFE.

10.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Wilmington, DE unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

10.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

10.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

10.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

11. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

12. **Notices**. All notices between us will be electronic. You will contact us by email at inquiries@overpower.vc. We will contact you by email at the email address you used when registering at the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

13. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

14. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

15. **Miscellaneous Provisions**.

15.1. **No Transfer**. You may not transfer your rights or obligations.

15.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

15.3. **Headings**. The headings used in this Subscription Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

15.4. **No Other Agreements**. This Subscription Agreement and the SAFE are the only agreements between us.

15.5. **Electronic Signature**. You will sign this Subscription Agreement electronically, rather than physically.

## INVESTOR SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement effective on the date first written above.

_____

Signature

_____

Second Signature (Joint Accounts Only)

_____

Print Name(s)

_____

Title (Entity Investors Only)

ACCEPTED

**Overpowered Inc.**

_____

Signature

_____

Print Name

_____

Title

**EXHIBIT D**

*Offering Page*



# OVERPOWERED

# The AI Platform That Fixes
# The $200B Gaming Industry





WATCH PATRECK'S PITCH

## Eliminating Risk in the
## $200B Gaming Industry.

StudioO6 is a secure, on-site AI system that tests video games before they are ever built.
We strip years of wasted time and millions in bloated budgets from massive game studios.

**CONCEPT** **Render**

**$30M+**
SAVED PER AAA GAME

**$200B+**
GLOBAL GAMING MARKET

**SECURE**
LOCAL AI ARCHITECTURE

# The Legacy AAA Model is
## Mathematically Broken.

The video game industry spends billions trying to figure out what
audiences want and gets it wrong more often than it gets it right.

**$200M+**
PER GAME

Studios burn billions on endless
changes and wasted time before a
single player ever sees the game.

**80%**
WASTED EFFORT

Studios build expansive worlds but
verified player data proves 80% of
that content is never even seen.

**90%+**
CREATIVE DEAD END

Because of risk, studios are
terrified of new ideas. Over 90% of
funding only goes to safe sequels.

The **AAA Death** Spiral





### SONY

## $400M

Spent 8 years building Concord without testing the market. It was a **massive failure**, shutting down in just 14 days.

### EMBRACER GROUP

## 7,800+ FIRED

Crushed by **massive debt**, they were forced to **lay off thousands** of developers and cancel dozens of games just to survive.

### UBISOFT

## 11-YEAR LOW

Spent over $200M and 11 long years on a single game (Skull & Bones), **destroying massive shareholder value** in the process.

### EPIC GAMES

## 1,000+ FIRED

Even the creators of **Fortnite had to slash their workforce** because traditional overhead costs are simply too high to sustain.

## Nobody can reliably pick winners.
## Not startups. Not 30-year industry veterans.

Game studios trade at 4x revenue multiples because their income is a coin flip.
SaaS companies trade at 10x because it's predictable.

THE INDUSTRY IS BURNING. WE BUILT THE LIFEBOAT. ↓

OUR SOLUTION

## Discover First. Build Only What Wins.

StudioOS flips the traditional sequence on its head.
Instead of spending $100M+ to test an idea, we spend near-zero to prove it,
then pour resources only into what the data confirms.

**EXHIBIT E**

*Video Transcript*

**Overpowered Campaign Video Transcript**

The video game industry is burning to the ground. Sony lost 400 million dollars on a single game and shut the servers down in only 14 days. The world's largest studios are firing thousands of developers and cancelling dozens of projects. The industry spends hundreds of millions of dollars just to guess what players want.

Overpowered is the software infrastructure built to fix this massive problem. We call it StudioOS. It is a completely private, on-site AI system that mathematically tests video games before they are ever built. We use live data to validate what the market wants before a studio spends a single dime on coding. By physically locking a game's scope and preventing bloated features, we save studios tens of millions of dollars per title.

Fixing a 200-billion-dollar industry requires more than just writing code. It requires an executive team engineered to overcome the four largest roadblocks that kill gaming AI startups:

First, the legal risk. AI creates copyright nightmares for brands developing, maintaining, and distributing intellectual property. Our team leverages high-level legal and venture capital expertise to build an automated chain-of-custody, ensuring copyright protection for our clients.

Second, the technical risk. Studios will not upload unannounced games to the cloud. Led by PhD-level AI researchers, we built a secure, local-compute architecture that keeps all studio data safely inside their own building.

Third, the financial risk. Surviving enterprise sales cycles usually means burning millions in venture capital. We don't. We built a consumer publishing wing that generates direct, independent revenue to subsidize our corporate operations, giving us an extended runway to close multi-million-dollar contracts.

Fourth, the industry trust. You cannot sell to AAA executives unless you speak their language. We are backed by a board of legacy industry veterans and the creators of massive global hits, ensuring our software is built exactly how legacy studios demand it.

We are not starting from scratch. We already have the proven technology, strategic partnerships, and signed game studio pilots.

We are raising 1.235 million dollars to launch StudioOS, finalize our enterprise interface, and scale our consumer cash-flow engine. You don't need to be a Silicon Valley insider to own a piece of the infrastructure that fixes this two-hundred-billion-dollar industry. Invest today and let's rebuild it from the ground up, together.